Energy Fuels Announces Sale of Certain Non-Core Uranium Assets

Toronto, Ontario and Lakewood, Colorado – July 3, 2014

Energy Fuels Inc. (NYSE MKT:UUUU; TSX:EFR) (“Energy Fuels” or the “Company”) is pleased to announce that, as part of its continuing cost reduction and asset rationalization strategy, it has entered into definitive agreements to sell certain of its non-core uranium assets to a private investor group led by Baobab Asset Management LLC and George Glasier, the past president of the Company who served from its founding in 2006 until March of 2010. The assets in the transaction include the Piñon Ridge mill license and related assets (the “Piñon Ridge Project”) and certain other mining assets located along the Colorado-Utah border, including the Sunday Complex, the Willhunt project, the San Rafael project, the Sage mine, the Van 4 mine, the Farmer Girl project, the Dunn project and the Yellow Cat project (the “Mining Assets”). The Piñon Ridge Project and certain of the Mining Assets will be conveyed to the purchasers through the sale of one of the Company’s wholly-owned subsidiaries, which is also the licensee for the Piñon Ridge Project. The remainder of the Mining Assets will be conveyed to the purchasers through separate asset transactions involving other subsidiaries of the Company.

Upon closing of these transactions, each of which is expected to occur on or before October 15, 2014, the Company will receive in total approximately US$2.05 million, payable in a combination of cash, secured promissory notes, and the assumption by the purchasers of certain existing Company debt. In addition, the purchasers will assume all reclamation obligations and replace all existing reclamation bonds for the Piñon Ridge Project and Mining Assets, totaling approximately US$700,000. The purchasers will also reimburse the Company for certain holding and other carrying costs incurred from March 19, 2014 through closing of these transactions. Finally, the Company will retain a throughput royalty on the Piñon Ridge Project equal to US$3.00 per ton of ore fed through the facility, and a 1% royalty on the market value of all uranium, vanadium and other minerals recovered from the Mining Assets. These transactions are subject to regulatory approvals, including approval by the Colorado Department of Public Health and Environment of the change of control of the licensee of the Piñon Ridge Project.

Through these transactions, the Company expects to realize reductions in holding, permitting, litigation and compliance costs over the next several years related to these assets. The Piñon Ridge Mill is the first new uranium mill to be licensed in the U.S. in over 30 years. However, with the acquisition of the White Mesa Mill in 2012, the Company no longer needs to construct the Piñon Ridge Project in order to meet its planned production.

The Mining Assets include National Instrument 43-101 compliant uranium and vanadium resources, including approximately 4.8 million lbs. of U3O8 contained in 1.15 million tons of measured and indicated resources with an average grade of 0.21% U3O8. The Mining Assets also include additional inferred and historic uranium and vanadium resources.

Stephen P. Antony, the Company’s President and Chief Executive Officer stated, “Energy Fuels is continuing to focus its business strategy on projects that contribute to our ability to significantly increase uranium production as uranium prices recover. As a result, we are disposing of certain non-core assets, like those included in this transaction. We continue to believe in the long-term fundamentals of uranium markets, which will allow us the opportunity to significantly increase production as market conditions warrant. We do not expect the sale of these assets to materially impact the Company’s future production potential or scalability. In addition, we expect to continue our asset rationalization efforts, which may include the sale of additional properties in the future.”

Stephen P. Antony, P.E., President & CEO of Energy Fuels, is a Qualified Person as defined by National Instrument 43-101 and has reviewed and approved the technical disclosure contained in this news release.

About Energy Fuels: Energy Fuels is currently America’s largest conventional uranium producer, supplying approximately 25% of the uranium produced in the U.S. in 2013. Energy Fuels operates the White Mesa Mill, which is the only conventional uranium mill currently operating in the U.S. The mill is capable of processing 2,000 tons per day of uranium ore and has a licensed capacity of over 8 million lbs. of U3O8. Energy Fuels has projects located in a number of Western U.S. states, including a producing mine, mines on standby, and mineral properties in various stages of permitting and development. The Company’s common shares are listed on the Toronto Stock Exchange under the trading symbol “EFR”, and on the NYSE MKT under the trading symbol “UUUU”.

Cautionary Note Regarding Forward-Looking Statements: This news release contains certain “Forward Looking Information” and “Forward Looking Statements” within the meaning of applicable Canadian and United States securities legislation, which may include, but is not limited to, statements with respect to the expected closing of the sale of the Piñon Ridge Project and Mining Assets, the expected cost savings from such sale, continued asset rationalization and dispositions, the impact of the sale on the Company’s scalability and the ability of the Company to increase production as market conditions warrant. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” “does not expect”, “is expected”, “is likely”, “budget” “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “does not anticipate”, or “believes”, or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “have the potential to”. All statements, other than statements of historical fact, herein are considered to be forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements express or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those anticipated in these forward-looking statements include: risks associated with not closing the sale, including failure to obtain all required regulatory approvals, the expected cost savings from the sale and the other factors described under the caption “Risk Factors” in the Company’s Annual Information Form dated March 26, 2014, which is available for review on SEDAR at www.sedar.com, and in its Form 40-F, which is available for review on EDGAR at www.sec.gov/edgar.shtml. Forward-looking statements contained herein are made as of the date of this news release, and the Company disclaims, other than as required by law, any obligation to update any forward-looking statements whether as a result of new information, results, future events, circumstances, or if management’s estimates or opinions should change, or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

Energy Fuels Inc.
Curtis H. Moore
Investor Relations
(303) 974-2140 or Toll free: 1-888-864-2125
investorinfo@energyfuels.com
www.energyfuels.com